                                               1934 Act Registration No. 1-14418
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2004

                               -------------------

                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)

                                 99, Seorin-dong
                                    Jongro-gu

                                  Seoul, Korea
                    (Address of principal executive offices)
                               -------------------


      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F [X]      Form 40-F [ ]


      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes [ ]      No [X]


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- .)

================================================================================

February 6, 2004





                              RESULTS FOR THE YEAR
                             ENDED DECEMBER 31, 2003

           *THE INFORMATION CONTAINED HEREIN IS BASED ON KOREAN GAAP.




                                 [SK TELECOM]


________________________________________________________________________________

SEOUL, KOREA, FEBRUARY 6, 2004 - SK TELECOM CO., LTD. (KSE: 017670, NYSE: SKM) ("SKT" OR "THE COMPANY"), THE LEADING WIRELESS TELECOMMUNICATIONS COMPANY IN KOREA, TODAY ANNOUNCED THE RESULTS OF ITS OPERATIONS FOR THE YEAR ENDED
DECEMBER 31, 2003.
________________________________________________________________________________





This material contains forward-looking statements with respect to the financial condition, results of operations and business of SK Telecom and plans and objectives of the management of SK Telecom. Statements that are not historical facts, including statements about SK Telecom's beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of SK Telecom to be materially different from any future results or performance expressed or implied by such forward-looking statements. SK Telecom does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this management presentation, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future.

Such forward-looking statements were based on current plans, estimates and projections of SK Telecom and the political and economic environment in which SK Telecom will operate in the future, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and SK Telecom understates no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in SK Telecom's latest annual report on Form 20-F and in SK Telecom's other filings with The U.S. Securities and Exchange Commission (SEC).

                                                            [GRAPHIC SK Telecom]

                                    CONTENTS

I.    FINANCIAL HIGHLIGHTS..................................................  1

II.   FINANCIAL RESULTS.....................................................  2

      1.  INCOME STATEMENT

      2.  CAPITAL EXPENDITURE

      3. BALANCE SHEET

III.  OPERATING RESULT.....................................................   6

IV.   APPENDIX (FINANCIAL STATEMENTS)......................................   7

V.    IR CONTACTS..........................................................   9


                                                            [GRAPHIC SK Telecom]


I. FINANCIAL HIGHLIGHTS

   SUMMARY OF INCOME STATEMENT

(KRW BN)                       2003      2002      CHANGE    Q4.'03    Q3.'03     CHANGE
--------                       ----      ----      ------    ------    ------     ------
OPERATING REVENUE             9,520     8,634        10%      2,480     2,410         3%

OPERATING EXPENSES            6,440     5,950         8%      1,788     1,590        12%

OPERATING INCOME              3,081     2,684        15%        693       820       -16%

Operating margin              32.4%     31.1%      1.3%p      27.9%     34.0%     -6.1%p

OTHER INCOME                    250       272        -8%         53        55        -3%

OTHER EXPENSES                  617       776       -21%        186       150        24%

ORDINARY INCOME               2,714     2,180        25%        560       725       -23%

NET INCOME                    1,943     1,511        29%        433       510       -15%

Net margin                    20.4%     17.5%      2.9%p      17.5%     21.2%     -3.7%p

EBITDA 1)                     4,693     4,198        12%      1,186     1,218        -3%

EBITDA margin                 49.3%     48.6%      0.7%p      47.8%     50.6%     -2.7%p


1) EBITDA = Operating income + Depreciation + R&D related depreciation within the R&D expense


OTHER MAIN ITEMS

(KRW BN)                       2003      2002      CHANGE    Q4.'03    Q3.'03     CHANGE
--------                       ----      ----      ------    ------    ------     ------
WIRELESS INTERNET SALES       1,320       731         81%       411       338         22%

% of Cellular revenue         15.5%      9.7%       5.8%p     18.5%     15.7%       2.8%p

MARKETING EXPENSES            1,579     1,623         -3%       451       379         19%

- Marketing commissions       1,217     1,183          3%       346       307         13%

- Advertising                   361       440        -18%       105        72         47%

% of Revenue                  16.6%     18.8%      -2.2%p     18.2%     15.7%       2.5%p

CAPITAL EXPENDITURE           1,696     1,964        -14%       797       395         102%

% of Revenue                  17.8%     22.7%      -4.9%p     32.1%     16.4%       15.7%p

INTEREST-BEARING DEBT         4,351     4,455         -2%     4,351     5,252         -17%

Debt/Equity ratio             73.2%     80.5%      -7.2%p     73.2%     95.0%      -21.7%p



________________________________________________________________________________

                                                            [GRAPHIC SK Telecom]

II. FINANCIAL RESULTS

1.  INCOME STATEMENT

A.  OPERATING REVENUE

(KRW BN)                     2003      2002   CHANGE   Q4.'03   Q3.'03    CHANGE
--------                     ----      ----   ------   ------   ------    ------

SIGN-UP FEES                  177       230     -23%       44       43        3%

MONTHLY FEES                2,905     2,856       2%      734      731        0%

CALL CHARGES                3,666     3,395       8%      957      921        4%

VAS & OTHERS                  425       330      29%       81      123      -34%

WIRELESS INTERNET SALES     1,320       731      81%      411      338       22%

% of Cellular service        15.5%     9.7%    5.8%p    18.5%    15.7%     2.8%p

TOTAL CELLULAR SERVICE       8,493    7,543      13%    2,228    2,156        3%

INTERCONNECTION REVENUE      1,027    1,092      -6%      253      254       -1%

  L - > M                      615      688     -11%      145      152       -5%

  M - > M                      412      404       2%      108      102        6%

OPERATING REVENUE            9,520    8,634      10%    2,480    2,410        3%


1)   SIGN-UP FEES

     - Sign-up fee in 2003 decreased due to the reduction in subscriber addition.

2)   CALL CHARGES

     - Despite the tariff cut in January 2003, call charges in 2003 increased due to the increase in MOU and subscriber numbers.

3)   VAS & others

     - VAS and others sales in 2003 increased due to the increased usage of value-added services such as Color Ring. VAS and others sales in the 4th quarter decreased compared to the previous quarter due to the reduction in Caller ID service fee.

4)   WIRELESS INTERNET SALES

     - Due to the continued increase in the usage of wireless internet, the QoQ sales growth rate has accelerated from 11% in the 3rd quarter to 22% in the 4th quarter.

     - Accordingly, wireless internet sales accounted for 18.5% of cellular revenue in the 4th quarter.

5)   INTERCONNECTION REVENUE

     - LM revenue in 2003 decreased due to the reduction in interconnection rate and KT's direct connection to HLR.

________________________________________________________________________________

                                                            [GRAPHIC SK Telecom]

B. OPERATING EXPENSES

(KRW BN)                    2003     2002    CHANGE   Q4.'03    Q3.'03    CHANGE
--------                    ----     ----    ------   ------    ------    ------
LABOR COST                   393      305       29%      105        95       10%

COMMISSIONS PAID           2,325    1,994       17%      663       578       15%

MARKETING COMMISSIONS      1,217    1,183        3%      346       307       13%

  Initial commissions        252      346      -27%       59        54        9%

  Monthly commissions        417      432       -4%      105       106       -1%

  Retention commissions      548      405       35%      182       147       24%

OTHER COMMISSIONS          1,107      811       36%      318       271       17%

ADVERTISING                  361      440      -18%      105        72       47%

DEPRECIATION               1,488    1,415        5%      462       365       27%

NETWORK INTERCONNECTION      738      738        0%      131       190      -31%

  M - > M                    525      494        6%      138       131        6%

  M - > L                    213      244      -13%       (7)       59     -111%

LEASED LINE                  302      267       13%       77        76        1%

OTHERS 1)                    832      792        5%      244       215       14%

OPERATING EXPENSES         6,440    5,950        8%    1,788     1,590       12%


1) For details, please refer to non-consolidated statements of income in appendix

1)   LABOR COST

     - Increase in 2003 labor cost was due to incentive bonus and wage increase.

     - The 4th quarter labor cost was higher compared to the previous quarter because the wage increase for 2003 was finalized in the quarter and retroactively recognized in the 4th quarter.

2)   COMMISSIONS PAID

     -    Marketing commissions

     Initial commissions in 2003 decreased due to the reduction in subscriber addition and lower commission per subscriber. Monthly commissions in 2003 decreased due to reduction in the subscriber numbers which require monthly commission payment to retail outlets. Retention commissions increased due to the increased commission for handset changes in preparation for Mobile Number Portability.

     - Other commissions: The increase was mainly due to the increase in the payment of Information Usage Fee to Content Provider as the wireless internet usage increased.

3)   ADVERTISING COST

     - Relatively low advertising cost in the 3rd quarter resulted in higher 4th quarter number.

4)   NETWORK INTERCONNECTION COST

     - SKT's portion of Universal Service Fund (USF) was finalized in the 4th quarter and 45.2 bn won('02. 9.5bn/'03. 35.7bn) of contribution reimbursement to SKT was reflected in the 4th quarter

NOTE) SKT USF BREAKDOWN

                                 2002                         2003
                                 ----                         ----
Expense recognition        90.2 bn won in 02            67.5bn won until 3Q

                                                   31.8bn won expected for 2003
Finalized amount          80.7 bn won for 2002    (Change in calculation method)

                         9.5 bn won difference         35.7bn won difference
Adjustment               recognized in '03 4Q            recognized in '03 4Q

________________________________________________________________________________

                                                            [GRAPHIC SK Telecom]


C. NON-OPERATING ITEMS

(KRW BN)                    2003     2002    CHANGE   Q4.'03    Q3.'03    CHANGE
--------                    ----     ----    ------   ------    ------    ------
OTHER INCOME                 250      272       -8%       53       55        -3%

  Interest income             68       46       48%       22       15        45%

  Commissions                120      103       17%       29       29         1%

  Others 1)                   62      123      -50%        3       11       -75%

OTHER EXPENSES               617      776      -21%      186      150        24%

  Interest                   376      305       23%       91       97        -6%

  R&D contribution
  & donations                 90      126      -28%       29       20        47%

  Others 1)                  151      346      -56%       65       33        96%

1) For details, please refer to non-consolidated statements of income in appendix


1)   OTHERS IN OTHER EXPENSES

     - Loss on disposal of Hanaro telecom securities(44.8 bn won) was recognized in the 4th quarter.

2.   CAPITAL EXPENDITURE

(KRW BN)                         2003     2002    CHANGE   Q4.'03    Q3.'03   CHANGE
--------                         ----     ----    ------   ------    ------   ------
NETWORK                          1,262    1,690    -25%      609      319        91%

  95 A/B                            96      175    -45%       54       15       267%

  CDMA 2000 1X                     641    1,186    -46%      281      150        87%

    1X                             605    1,036    -42%      259      147        77%

    EV-DO                           36      150    -76%       21        3       644%

  WCDMA                            204       --     N/A      114       89        28%

  Backbone & others                321      329     -2%      160       66       144%

NON-NETWORK                        435      274     59%      188       76       148%

  Wireless Internet & marketing    262      221     19%      115       54       114%

  General supporting               172       53    225%       73       22       230%

TOTAL CAPEX                      1,696    1,964    -14%      797      395       102%


1)   NETWORK

     - Investment in base stations and repeaters for coverage and capacity expansion decreased YoY.

2)   NON-NETWORK

     - The increase was mainly due to the increase in marketing relating expenditure to strengthen distribution channels.

________________________________________________________________________________

                                                            [GRAPHIC SK Telecom]

3.   BALANCE SHEET

(KRW BN)                          2003.12  2002.12  CHANGE  2003.12  2003.9    CHANGE
--------                          -------  -------  ------  -------  ------    ------

TOTAL ASSETS                       13,376   12,721      5%  13,376   13,463       -1%

  Current assets                    3,461    2,747     26%   3,461    3,698       -6%

    Cash & marketable securities      988      476    107%     988    1,176      -16%

  Investment assets                 1,763    3,132    -44%   1,763    1,910       -8%

  Property & equipment              4,552    4,452      2%   4,552    4,288        6%

  Intangible assets                 3,600    2,390     51%   3,600    3,566        1%

TOTAL LIABILITIES                   7,434    7,184      3%   7,434    7,933       -6%

  Current liabilities               4,232    4,016      5%   4,232    4,578       -8%

    Short-term borrowings             729      620     18%     729    1,459      -50%

    Current portion of long-term
    debt                            1,364      921     48%   1,364    1,288        6%

  Long-term liabilities             3,202    3,168      1%   3,202    3,355       -5%

    Bond payable &
    long-term borrowings            2,258    2,914    -23%   2,258    2,505      -10%

TOTAL SHAREHOLDERS' EQUITY          5,942    5,537      7%   5,942    5,530        7%

DEBT/EQUITY RATIO 1)                 73.2%    80.5%  -7.2%p   73.2%    95.0%   -21.7%p


1)   Debt/Equity Ratio = Interest-bearing debt / Shareholders' equity

     * Interest-bearing debt = Short-term borrowings + Current portion of long-term debt + Long-term borrowings & corporate bonds

1)   CASH & MARKETABLE SECURITIES

     - Managing cash balance to a minimum level at the end of 2002 in consideration of the merger with SK IMT led to the increase in the item at the end of 2003. At the end of 2002, SK IMT's cash balance was about 960 bn won.

     - Decrease in 4th quarter was due to the utilization of cash proceeds (120 bn won) from Hanaro Telecom's CP.


2)   INVESTMENT ASSETS

     - The YoY decrease was due to the merger with SK IMT and the sell-off of KT shares due to the share exchange with KT.

     -    The QoQ decrease was due to the sale of Hanaro Telecom securities.

3)   INTANGIBLE ASSETS

     - The YoY increase was due to the frequency usage right from the merger with SK IMT.

________________________________________________________________________________

                                                            [GRAPHIC SK Telecom]

III. OPERATING RESULT

                                2003     2002    CHANGE   Q4.'03    Q3.'03   CHANGE
                                ----     ----    ------   ------    ------   ------
Subscribers ('000)              18,313   17,220       6%   18,313   18,019       2%

  Net adds                       1,094    2,040     -46%      294      162      82%

  Activations                    3,688    4,772     -23%      935      898       4%

  Deactivations                  2,595    2,731      -5%      641      736     -13%

    Monthly churn rate            1.2%     1.3%   -0.1%p     1.2%     1.4%   -0.2%p

Average subscribers('000)       17,810   16,382       9%   18,135   17,932       1%

ARPU (KRW)                      44,546   43,919       1%   45,590   44,804       2%

  Sign-up fee                      826    1,170     -29%      812      799       2%

  Monthly fee & call charge     30,748   31,797      -3%   31,089   30,705       1%

  VAS & others                   1,988    1,681      18%    1,488    2,291     -35%

  Wireless Internet              6,177    3,720      66%    7,558    6,288      20%

  Interconnection                4,807    5,552     -13%    4,643    4,721      -2%

MOU (Minutes)

  Outgoing                         197 1)   191       3%      205      197       4%

  Incoming                         114 1)   115      -1%      115      112       2%

Subscribers by handset feature
('000)

  1x (Including EV-DO)          14,424    9,936       45%  14,424   13,476        7%

  EV-DO (Including June)         3,562      134     2564%   3,562    2,528       41%

  June                           1,678       66     2444%   1,678    1,243       35%

  Color                         10,570    4,729      124%  10,570    9,218       15%

Data ARPU by handset (KRW) 2)

  2G                             1,362    1,483      -8%    1,357    1,301        4%

  1X(Including EV-DO)            7,293    5,892      24%    8,270    7,289       13%

  Color                          9,911    9,274       7%   10,587    9,653       10%


1)   December 2003 MOU is estimate.
2) Excludes others in wireless internet sales such as financial enabler, Solution/Platform sales, etc.

________________________________________________________________________________

                                                            [GRAPHIC SK Telecom]

IV.  APPENDIX  (NON-CONSOLIDATED STATEMENTS OF INCOME)



(KRW mn)                                                2003             2002           Q4.'03          Q3.'03
                                                      ---------       ---------       ---------       ---------
Operating revenue                                     9,520,244       8,634,049       2,480,397       2,410,249
                                                      ---------       ---------       ---------       ---------
Operating expenses                                    6,439,585       5,950,373       1,787,640       1,590,123
                                                      ---------       ---------       ---------       ---------
  Labor cost                                            392,701         304,644         104,753          95,038
  Commissions paid                                    2,324,586       1,994,074         663,493         578,433
  Advertising                                           361,114         440,024         105,485          71,652
  Depreciation                                        1,488,165       1,414,627         461,514         364,748
  Network interconnection                               738,236         737,990         131,495         189,682
  Leased line                                           302,288         266,804          77,027          75,983
  R&D expenses                                          199,074         170,536          51,101          53,138
  Rent                                                  140,213         137,142          39,191          36,152
  Frequency usage fees                                  129,525         119,216          32,146          33,136
  Bad debt                                               19,536          15,357           8,287           5,426
  Others                                                344,146         349,959         113,148          86,734
                                                      ---------       ---------       ---------       ---------
Operating income                                      3,080,660       2,683,676         692,757         820,126
                                                      ---------       ---------       ---------       ---------
Other income                                            250,448         272,459          53,285          54,663
                                                      ---------       ---------       ---------       ---------
  Interest income                                        68,259          46,274          21,545          14,859
  Commissions                                           120,480         103,025          28,917          28,683
  Gain on disposal of property
  & equipment                                             2,709           3,242           1,260             728
  Equity in earnings of affiliates                         --            59,877            --              --
  Foreign exchange & translation
  gains                                                   2,064          34,799          (9,512)          9,277
  Others                                                 56,936          25,242          11,075           1,116
                                                      ---------       ---------       ---------       ---------
Other expenses                                          616,914         776,141         185,979         150,184
                                                      ---------       ---------       ---------       ---------
  Interest                                              375,609         304,509          91,368          96,859

  R&D contribution & donations                           90,200         125,987          29,464          20,071
  Loss on disposal of property &
  equipment                                              12,816         205,932           2,000           7,883
  Equity in losses of affiliates                         30,537            --            12,473           1,881
  Foreign exchange & translation
  losses                                                  1,065           6,020          (1,596)          1,885
  Loss on impairment of investment
  securities                                             20,343          44,896           1,626            --
  Loss on disposal of investment
  assets                                                 45,175          51,532          44,996            --
  Others                                                 41,169          37,264           5,647          21,606
                                                      ---------       ---------       ---------       ---------
Ordinary income                                       2,714,194       2,179,994         560,063         724,605
                                                      ---------       ---------       ---------       ---------
Income before income taxes                            2,714,194       2,180,498         560,063         724,605
                                                      ---------       ---------       ---------       ---------
  Income taxes                                          771,444         669,220         126,833         214,333
                                                      ---------       ---------       ---------       ---------
Net income                                            1,942,750       1,511,278         433,230         510,272
                                                      =========       =========       =========       =========

________________________________________________________________________________

                                                            [GRAPHIC SK Telecom]

IV.  APPENDIX  (NON-CONSOLIDATED BALANCE SHEETS)


(KRW mn)                                                2003             2002          2003.12         2003.9
                                                     ----------      ----------      ----------      ----------
TOTAL ASSETS                                         13,375,959      12,721,218      13,375,959      13,462,839
                                                     ----------      ----------      ----------      ----------
Current assets                                        3,460,706       2,746,991       3,460,706       3,698,425
                                                     ----------      ----------      ----------      ----------
  Cash & marketable securities                          987,646         476,115         987,646       1,175,663
  Accounts receivable - trade                         1,438,836       1,290,475       1,438,836       1,390,129
  Accounts receivable - other                           811,496         809,616         811,496         913,105
  Short-term loans                                       51,102          29,623          51,102          27,813
  Inventories                                             8,024          10,718           8,024           6,062
  Other                                                 163,602         130,444         163,602         185,654
                                                     ----------      ----------      ----------      ----------
Investment assets                                     1,763,359       3,132,330       1,763,359       1,909,838
                                                     ----------      ----------      ----------      ----------
  Investment securities 2)                            1,418,734       2,806,963       1,418,734       1,524,573
  Long-term loans                                        41,591          57,984          41,591          44,554
  Guarantee deposits                                    246,004         221,815         246,004         239,707
  Other                                                  57,030          45,568          57,030         101,003
                                                     ----------      ----------      ----------      ----------
Property & equipment                                  4,551,626       4,451,548       4,551,626       4,288,124
                                                     ----------      ----------      ----------      ----------
  Land                                                  446,574         439,915         446,574         441,744
  Building & fixture                                    840,237         778,833         840,237         790,199
  Machinery                                           2,625,307       2,432,552       2,625,307       2,295,792
  Vehicles & others                                     329,945         455,186         329,945         441,981
  Construction in progress                              309,564         345,063         309,564         318,408
                                                     ----------      ----------      ----------      ----------
Intangible assets                                     3,600,268       2,390,350       3,600,268       3,566,451
                                                     ----------      ----------      ----------      ----------
TOTAL LIABILITIES                                     7,434,121       7,184,271       7,434,121       7,933,160
                                                     ----------      ----------      ----------      ----------
Current liabilities                                   4,231,974       4,015,859       4,231,974       4,577,949
                                                     ----------      ----------      ----------      ----------
  Accounts payable                                    1,117,835       1,587,532       1,117,835         713,179
  Short-term borrowings                                 728,669         620,000         728,669       1,458,669
  Income taxes payable                                  399,852         362,365         399,852         386,013
  Accrued expenses                                      401,245         354,716         401,245         473,269
  Current portion of long-term debt                   1,364,264         920,745       1,364,264       1,287,749
  Other                                                 220,109         170,502         220,109         259,070
                                                     ----------      ----------      ----------      ----------
Long-term liabilities                                 3,202,147       3,168,412       3,202,147       3,355,210
                                                     ----------      ----------      ----------      ----------
  Bond payable & long-term borrowings                 2,258,276       2,913,922       2,258,276       2,505,427
  Facility deposits                                      44,197          46,850          44,197          45,605
  Accrued severance indemnities                          63,663          45,861          63,663          73,975
  Others                                                836,011         161,778         836,011         730,203
                                                     ----------      ----------      ----------      ----------
TOTAL SHAREHOLDERS' EQUITY                            5,941,838       5,536,948       5,941,838       5,529,679
                                                     ----------      ----------      ----------      ----------
  Capital stock                                          44,639          44,576          44,639          44,639
  Capital surplus                                     2,915,964       2,884,385       2,915,964       2,916,150
  Retained earnings                                   5,140,349       4,897,099       5,140,349       4,706,334
  Capital adjustments                                (2,159,114)     (2,289,112)     (2,159,114)     (2,137,445)
    Treasury stock                                   (2,047,103)     (2,192,449)     (2,047,103)     (2,047,103)
    Unrealized gain(loss) on valuation of
    investment securities                              (115,752)        (99,115)       (115,752)        (93,792)
    Stock options                                         3,741           2,452           3,741           3,450
                                                     ==========      ==========      ==========      ==========


1) Cash & marketable securities : Cash & cash equivalent, marketable securities & short-term financial instruments are included

2) Investment securities : Investments in affiliates with more than 20% interest, listed companies & non-listed companies are included

________________________________________________________________________________

                                                            [GRAPHIC SK Telecom]

V. IR CONTACTS


IR OFFICE                     TITLE                TELEPHONE               EMAIL
------------             -----------------        ------------       --------------------
Tae-Jin Park             Head of IR Team          02)2121-4212       tjpark@sktelecom.com

Jeong-Hwan Choi          Senior Manager           02)2121-4213       choi72@sktelecom.com

Uk Jang                  Manager                  02)2121-4215       ujang@sktelecom.com

JS Oh                    Assistant Manager        02)2121-4210       jsoh@sktelecom.com

Hannah Kim               Assistant Manager        02)2121-4542       hannah@sktelecom.com

Thank you.


________________________________________________________________________________

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                              SK TELECOM CO., LTD.
                                              By: /s/ Sung Hae Cho
                                                  --------------------------
                                                  Name:  Sung Hae Cho
                                                  Title: Vice President

Date:  Feb 06, 2004